No Act P.E. 2/25/14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



14005539

March 5, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 3-5-14

Received SEC
MAR - 5 2014
Washington, DC 20549

Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

Re: Bristol-Myers Squibb Company
Incoming letter dated February 25, 2014

Dear Mr. Danhof:

This is in response to your letter dated February 25, 2014 concerning the shareholder proposal that the National Center for Public Policy Research submitted to Bristol-Myers. In that letter, you requested that the Commission review the Division of Corporation Finance's February 18, 2014 letter granting no-action relief to Bristol-Myers' request to exclude the proposal from its 2014 proxy materials.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Robert J. Wollin
Bristol-Myers Squibb Company
robert.wollin@bms.com

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via Email: shareholderproposals@sec.gov

February 25, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8: Request for Reconsideration

Dear Sir or Madam:

I am writing in response to the letter of Matt S. McNair, SEC Special Counsel, dated February 18, 2014, informing us of the decision rendered by Erin E. Martin, SEC Attorney-Advisor, that informed Bristol-Myers Squibb (the "Company") that the Securities and Exchange Commission (the "Commission" or "Staff") would not recommend enforcement action if Company omits our shareholder Proposal (the "Proposal") from their 2014 proxy materials for its 2014 annual shareholder meeting.

We respectfully request that the Division of Corporate Finance, under Part 202.1(d) of Title 17 of the Code of Federal Regulations, present the Staff decision the to the full Commission for review.

Under Part 202.1(d) of Title 17 of the Code of Federal Regulations, the Division of Corporate Finance may request Commission review of a Division no-action response relating to Rule 14a-8 of the Exchange Act if it so determines that the request involves "matters of substantial importance and where the issues are novel or complex."

For the following reasons, our request easily meets this threshold.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

REQUEST FOR RECONSIDERATION

The Proposal Should Not Be Excluded Under Rule 14a-8(i)(7) Because Doing So Would Directly Contravene Years of Staff Precedent

First, we reiterate and reassert every single argument put forward in our initial reply to the Company's no-action request. We request reconsideration on a novel issue – that the Staff decided in the Company's favor for ideological reasons rather than following Commission rules and precedent. By upending years of Staff decisions allowing substantially similar (and indeed more intrusive) proposals of a more progressive nature, the Staff has opened the Securities and Exchange Commission up to criticism that it is biased against conservative policies and organizations.

The full Commission should not let that happen.

Beginning in 2008, the Staff has allowed numerous proposals (the "progressive proposals") from left-of-center organizations that sought to achieve universal health care coverage in the United States. *See UnitedHealth Group Incorporated,* (avail. April 2, 2008);[1] *CBS Corporation,* (avail. March 30, 2009); *Bank of America Corporation,* (avail. Feb. 17, 2009); *General Motors Corporation,* (avail. March 26, 2008); *Exxon Mobil Corporation,* (avail. February 25, 2008); *Xcel Energy Inc.*, (avail. February 15, 2008); *UST Inc.*, (February 7, 2008); *The Boeing Company,* (avail. February 5, 2008); *Wendy's International Inc.*, (avail. February 13, 2008); and *United Technologies Corporation,* (avail. January 31, 2008).

The resolved sections of the progressive proposals state that:

> Shareholders... urge the Board of Directors (the 'Board') to *adopt principles for health care reform* based upon principles reported by the Institute of Medicine:
>
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable. (Emphasis added).

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[1] Note that the Staff later allowed UnitedHealth to omit the proposal (under a request for reconsideration) on the sole ground that it had substantially implemented the proposal. This has no bearing on the Staff's decision of not allowing the company to omit the proposal on grounds that it related to the company's ordinary business operations.

Likewise, our Proposal's resolved section states:

> The Shareholders of Bristol-Myers Squibb request that the Board of Directors *adopt the following Health Care Reform Principles.*
>
> 1. Repeal state-level laws that prevent insurance companies from competing across state lines.
> 2. Increase cost transparency of health care treatments so consumers can be better-informed market participants.
> 3. Repeal government mandates that dictate what insurance companies must cover.
> 4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices.
> 5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits.
> 6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures. (Emphasis added).

The Staff rejected our Proposal since, in the Staff's opinion, it "advocates specific legislative initiatives," but the same is true of the progressive proposals. Universal and continuous health care coverage in the United States can *only* be accomplished through specific legislative action. To deny that is to deny the very nature of the American system of laws and governance. The Staff either erred in allowing the progressive proposals or it erred in rejecting ours. The alternative findings cannot be reconciled.

It is conceivable that an ardent utopian could believe that universal health care coverage could be achieved outside the legislative process. But that doesn't alter the fact that legislative action is, in reality, the only way the United States can achieve universal health care coverage. Furthermore, the progressive proposals were more than vague principles. The progressive proposals specifically directed the companies to a 2004 Institute for Medicine report titled, "Insuring America's Health: Principles and Recommendations."[2]

That report was funded by the Robert Woods Johnson foundation, one of the most progressive American foundations. The report set very specific timetables for CONGRESS and the PRESIDENT to enact certain principles to achieve universal health

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[2] The full report is available for download at http://www.iom.edu/Reports/2004/Insuring-Americas-Health-Principles-and-Recommendations.aspx as of February 20, 2014.

care. This meant that companies facing the progressive proposals would have no choice but to lobby both Congress and the president in very short order to satisfy the proposal.

Back in 2008, *New York Times* columnist Robert Pear wrote about the progressive proposals and easily connected the dots that the proposals were a call for government action. Noting the failures of previous universal health care attempts, Pear wrote: "Opposition from businesses was one of the major factors that sank President Bill Clinton's proposal for universal coverage in 1994. But businesses of all sizes are clamoring for relief from high health costs and have concluded they cannot solve the problem by themselves."[3]

The progressive proponents were disappointed by previous failures to enact universal health care. They realized business opposition was a major impediment to realizing their goal. They submitted proposals that directed companies to lobby Congress and the president in favor of universal health care. It is that simple.

And now, with the passage of ObamaCare, and its individual mandate progressives behind these proposals seemingly have their wish. The Staff grossly erred if it truly believes that the progressive proposals had nothing to do with VERY SPECIFIC FEDERAL GOVERNMENT ACTION.

If the Staff was in error in 2008 and 2009, it is incumbent upon the Commission to make a public statement to that effect. Otherwise, the only conclusion the American public, media, federal investigators and Congress can make for why the Staff rejected our Proposal is that the SEC has joined with other federal offices to silence conservative, free-market opinion.

Unlike the progressive proposals, our Proposal never once asks the Company to lobby anyone for anything. In fact, in our initial no-action reply, we offered to add a statement that "[w]e are not asking the company to itself implement these reforms or to lobby for them. We only ask the Company to adopt these health care reform principles as a general societal matter," into our Proposal. That neither the Company nor the Staff accepted this clear and direct addendum is evidence of bad faith and bias.

An alternative theory is that the divergent Staff rulings mean that proponents can write broadly-worded proposals that direct companies to take actions (including lobbying) identified in specific reports. So either the Staff is mistaken, or proponents are free to write very detailed reports directing companies to lobby for specific action items under specific time-frames, publish them and then submit a broadly-worded proposal that refers companies back to that report.

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[3] Robert Pear, "S.E.C. Backs Health Care Balloting," *New York Times*, May 27, 2008, available at http://www.nytimes.com/2008/05/27/business/27health.html?_r=3&dlbk&oref=slogin&oref=slogin& as of February 20, 2014.

That's the illogical result of the Staff decisions in allowing the progressive proposals. And it turns the entire Rule 14a-8(i)(7) progeny on its head.

The Staff also noted the complexity of our no-action contest. Rather than simply applying the standard boilerplate response, Ms. Martin went out of her way to write: "We note in particular that, although the proposal asks the company to adopt principles of health care reform, it advocates specific legislative initiatives, including the repeal of specific laws and government mandates and the enactment of specific tax deductions or tax credits that appear to relate to Bristol-Myers' business operations."

If this statement is true, than the Staff needs to come out with a public statement that every single decision to uphold the progressive proposals is no longer valid precedent since the progressive proposals did indeed direct the companies to lobby for specific action items. Anything short of an unequivocal revocation of the validity of those no-action contests will bring disrepute upon the Commission.

The Staff's Decision is Inappropriate, and Must Be Overturned, Since It Was Made for Ideological Rather Than Precedential Reasons

Since the Staff has consistently allowed health care proposals that ask corporations to adopt progressive principles, but now declares that our Proposal's free-market concepts are off limits, the only logical conclusion is that some Staff members have decided to reject our Proposal for ideological reasons.[4] The Commission should reign in this rogue and unseemly irresponsible behavior.

In today's highly partisan climate, it is easy to get distracted by ideological differences. However much some of the Staff might disdain free-market principles, their task in the no-action determination process is to be an impartial arbiter.[5]

The Commission's Mission Statement notes: "The mission of the U.S. Securities and Exchange Commission is to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation."[6] There is nothing "fair, orderly, [or] efficient" about treating investors differently based on policy preferences.

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[4] As of this writing, the Staff has also allowed Johnson & Johnson, Pfizer, CVS Caremark and Eli Lilly to exclude our exact same Proposal as a violation of ordinary business. This pattern seems to provide further evidence of anti-conservative bias among staff.

[5] We note that SEC Special Counsel Matt S. McNair decided one of the progressive proposals and may harbor a deep anti-conservative bias. We request he be excused from this matter entirely.

[6] "The Investor's Advocate: How the SEC Protects Investors, Maintains Market Integrity, and Facilitates Capital Formation," U.S. Securities and Exchange Commission, available at http://www.sec.gov/about/whatwedo.shtml as of February 19, 2014.

To deny our Proposal would invite chaos into the no-action determination process. Investors would be left wondering if their proposals will be allowed or excluded based on politics rather than merit.

In recent years, agents of the federal government have been accused of subjecting conservative individuals and conservative groups to unequal treatment under the law. The Staff's actions, if not corrected by the Commission, place the SEC squarely into this camp of oppressors.

From 2010 through the run-up to the 2012 presidential election, for example, the "Internal Revenue Service admitted to improperly targeting conservative and libertarian groups, individuals and their families — and not just groups involved in the political process."[7]

Taking their marching orders from Washington, D.C., IRS agents in Cincinnati singled out conservative and Tea Party organizations for increased scrutiny. Kimberly Strassel of the *Wall Street Journal* explained that:

> The president of the United States spent months warning the country that "shadowy," conservative "front" groups — "posing" as tax-exempt entities and illegally controlled by "foreign" players — were engaged in "unsupervised" spending that posed a "threat" to democracy. Yet we are to believe that a few rogue IRS employees just happened during that time to begin systematically targeting conservative groups? A mere coincidence that among the things the IRS demanded of these groups were "copies of any contracts with and training materials provided by Americans for Prosperity"?
>
> This newspaper reported Thursday that Cincinnati IRS employees are now telling investigators that they took their orders from Washington. For anyone with a memory of 2010 politics, that was obvious from the start.[8]

The IRS has been widely criticized for this *ongoing* oppression of its ideological adversaries. IRS officials were hauled before multiple congressional committees and

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[7] Rebecca Hagelin, "IRS Targeting Puts Free Speech Under Attack," *Washington Times*, February 18, 2014, available at http://www.washingtontimes.com/news/2014/feb/18/hagelin-irs-targeting-puts-free-speech-under-attac/ as of February 19, 2014.

[8] Kimberly Strassel, "An IRS Political Timeline," *Wall Street Journal*, June 6, 2013, available at http://online.wsj.com/news/articles/SB10001424127887323844804578529571309012846 as of February 20, 2014.

hearings to explain their devious actions, some have resigned or retired in disgrace and the agency's claims of impartiality are forever tainted.

The Staff's decision to allow Bristol Myers-Squibb to exclude our Proposal reeks of similar ideological rancor.

IRS agents sought to limit conservative speech in service to progressive policies and politicians. In fact, the IRS went so far as to divulge confidential information about nine conservative groups to ProPublica, a progressive journalism group.[9] And congressional investigations have also shown that the IRS also targeted established conservative organizations for audits.[10]

Congressional probes have shown that the IRS had some help in its quest to quash conservative free speech. According to the *Wall Street Journal*, agents from the "Federal Election Commission have been engaged in their own conservative targeting, with help from the IRS's infamous Lois Lerner."[11] FEC agents took extraordinary illicit steps to investigate and silence a 501(c)(4) organization, the American Issues Project. The *Wall Street Journal* noted that "[t]he broader AIP case is, in fact, beyond improper. It's fishy. The Obama campaign takes its vendetta against a political opponent to the FEC. The FEC staff, as part of an extraordinary campaign to bring down AIP and other 501(c)(4) groups, reaches out to Lois Lerner, the woman overseeing IRS targeting."[12]

Beyond the IRS, evidence continues to mount that even more agents of the federal government are trying to limit opposing viewpoints.

For example, the Department of Justice has gone after news reporters it has suspected of being involved with leaked information – a clear effort to suppress free speech. According to Fox News, "[n]ot only did the department secretly obtain two months of phone records from the Associated Press, but it seized phone records from several Fox

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[9] Wynton Hall, "Progressive Group: IRS Gave Us Conservative Groups' Confidential Docs," Breitbart, May 14, 2013, available at http://www.breitbart.com/Big-Government/2013/05/14/Progressive-Group-Says-IRS-Gave-Them-Confidential-Docs-On-Conservative-Groups as of February 20, 2014.

[10] John D. McKinnon, "Camp: IRS Targeted Established Conservative Groups for Audits, Too," *Wall Street Journal*, February 11, 2014, available at http://blogs.wsj.com/washwire/2014/02/11/camp-irs-targeted-conservative-groups-for-audits/ as of February 20, 2014.

[11] Kimberly A. Strassel, "New Links Emerge in the IRS Scandal," *Wall Street Journal*, August 1, 2013, available at http://online.wsj.com/news/articles/SB10001424127887323681904578642180886421040 as of February 24, 2014.

[12] Kimberly A. Strassel, "New Links Emerge in the IRS Scandal," *Wall Street Journal*, August 1, 2013, available at http://online.wsj.com/news/articles/SB10001424127887323681904578642180886421040 as of February 24, 2014.

News lines -- and labeled one correspondent a criminal 'co-conspirator' in its successful effort to seize his personal emails."[13]

In another example, members of Congress have made inquiries into the supposedly neutral process by which the Environmental Protection Agency grants fee waiver requests in conjunction with Freedom of Information Act requests. According to the *Washington Examiner*, "a review by committee staff of more than 1,200 FOIA fee waiver requests found that EPA officials waived reproduction fees requested by environmental groups that favor bigger government programs 92 percent of the time. Fee waiver requests from conservative groups that favor limited government programs, however, were rejected by EPA officials by virtually the same percentage."[14]

Perhaps it is time for a congressional committee to investigate why the SEC appears to be blocking conservative proposals and allowing progressive proposals. The Commission has a great opportunity to keep the Securities and Exchange Commission above this ideological fray and out of the headlines. But to do so, it must allow our Proposal to process to Bristol-Myers Squibb's proxy materials.

The United States is not a banana republic. It is a representative democracy that prides itself on respect for various viewpoints and ideologies. The current Administration, through its federal agents, has made conservatives into the "others" and work is being done in federal buildings all across America is silence the "others." That is not acceptable behavior. And the SEC should not partake in it.

In January 2009, the SEC issued a Commission-wide clarion call for increased transparency, noting:

> As the Commission moves into its 75th year, it faces new challenges to increase transparency. Now in the midst of turmoil in the world's capital markets, the Commission has the opportunity to demonstrate the leadership it has provided since its founding in 1934. The Commission should lead the way in fostering greater transparency for investors.[15]

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[13] "Obama Orders Justice Department Review After Fox News, AP Phone Records Seized," Fox News, May 23, 2013, available at http://www.foxnews.com/politics/2013/05/23/obama-orders-doj-review-after-reporter-record-seizures/ as of February 20, 2014.

[14] Mark Tapscott, "Congressmen Demand End to EPA's IRS-Like Bias Against Conservative, State/Local FOIA Requestors," *Washington Examiner*, May 17, 2013, available at http://washingtonexaminer.com/watchdog-article-congressmen-demand-end-to-epas-irs-like-bias-against-conservative-foiaers/article/2529939 as of February 20, 2014.

[15] "Toward Greater Transparency: Modernizing the Securities and Exchange Commission's Disclosure System," U.S. Securities and Exchange System, January 2009, available at http://www.sec.gov/spotlight/disclosureinitiative/report.pdf as of February 24, 2014.

The Commission should correct the Staff's decision and reaffirm its support for openness and transparency. Shielding corporations from ideologically uncomfortable proposals is the antithesis of transparency.

CONCLUSION

Our free-market oriented Proposal makes the same ask as many progressive proposals that the Staff has seen fit to allow. The Staff ignored that precedent and is in danger of placing the Securities and Exchange Commission into the pool of federal bodies accused of actively trampling the rights and freedoms of conservative Americans.

For all the above reasons, the Commission should overturn the Staff's decision and allow our Proposal to proceed to the Company's 2014 proxy.

A copy of this correspondence has been timely provided to Bristol-Myers Squibb. If we can provide additional materials to address any queries the Commission may have with respect to this letter or our initial reply or Bristol-Myers Squibb's no-action request, please do not hesitate to call me at 202-543-4110.

Sincerely,



Justin Danhof, Esq.
General Counsel

cc: Robert J. Wollin, Senior Counsel, Bristol-Myers Squibb, via e-mail